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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              ---------------
                             AMENDMENT NO. 9 TO
                               SCHEDULE 14D-1
            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                              ---------------
                              AMP INCORPORATED
                         (NAME OF SUBJECT COMPANY)

                        PMA ACQUISITION CORPORATION
                        A WHOLLY OWNED SUBSIDIARY OF
                             ALLIEDSIGNAL INC.
                                  (BIDDER)

                      COMMON STOCK, WITHOUT PAR VALUE
          (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                       (TITLE OF CLASS OF SECURITIES)

                                 031897101
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                          PETER M. KREINDLER, ESQ.
                             ALLIEDSIGNAL INC.
                             101 COLUMBIA ROAD
                        MORRISTOWN, NEW JERSEY 07692
                               (973) 455-5513

                              ----------------
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                                 Copies to:
                           ARTHUR FLEISCHER, ESQ.
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                      NEW YORK, NEW YORK 10004 - 1980
                               (212) 859-8120





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     The Schedule 14D-1 filed by PMA  Acquisition  Corporation,  a Delaware corporation,  a wholly owned  subsidiary of  AlliedSignal  Inc., a Delaware
corporation,   in  connection   with  its  pending  tender  offer  for  all
outstanding shares of common stock, without par value, of AMP Incorporated, a Pennsylvania corporation, is hereby amended as follows:

                      ITEM 10. ADDITIONAL INFORMATION.

(f) On August 21, 1998, the Company filed with the Commission a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Company 14D-9") in which it stated that the Company Board had (i) recommended to Company shareholders that they reject the Offer and (ii) appointed Mr. Robert Ripp as Chairman and Chief Executive Officer, successor to Mr. James
E. Marley and Mr. William J. Hudson. In addition, according to the Company 14D-9, at a meeting held on August 20, 1998, the Company Board approved Amendment No. 3 to the Rights Agreement to provide that:

          "(i) unless the Rights are redeemed prior thereto, a merger or other business combination transaction will be an event triggering a Transaction Exercise Right, irrespective of whether other events have previously occurred to cause the Rights Certificates to have been distributed, (ii) the Rights shall become nonredeemable upon a change in the Board occurring at any time following receipt of an unsolicited acquisition proposal such that the disinterested directors (as such term is defined under Pennsylvania law) in office prior to the first such unsolicited acquisition proposal, together with their successors as may be approved by the Board of Directors prior to their election, no longer constitute a majority of the Board of
     Directors, (iii) the Qualifying Offer exception shall be applicable unless and until the Rights become nonredeemable under clause (ii) above, and (iv) the Rights Agreement generally may not be amended when the Rights are not redeemable."

     Offeror believes that this amendment to the Rights Agreement (the "Nonredemption Provision") is invalid and unenforceable. As a result, Parent intends to amend the complaint filed on August 4, 1998 in the United States District Court for the Eastern District of Pennsylvania to include motions seeking declaratory and injunctive relief (i) declaring the Nonredemption Provision of the Rights Agreement invalid and (ii) declaring that, to the extent that the Nonredemption Provision is permitted under Pennsylvania law, such law is unconstitutional under the Supremacy and Commerce Clauses of the United States Constitution.

     If elected as directors of the Company, the Nominees intend, subject to their fiduciary duties, to cause the Company to enter into a Proposed Merger Agreement as soon as reasonably practicable without triggering the Rights. However, prior to consummation of any Proposed Merger, the Nominees (if elected), along with other directors of the Company, would be responsible for managing the business and affairs of the Company. Each director of the Company has an obligation under Pennsylvania law to discharge his or her duties as a director in good faith, in a manner he or she reasonably believes to be in the best interests of the Company and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances. Circumstances may arise (which circumstances include the Proposed Merger as well as any proposal a third party might make to acquire or combine with the Company) in which the interests of Parent, Offeror and their affiliates, on the one hand, and the interests of other shareholders of the Company, on the other hand, may differ. While the Nominees currently do not have plans with respect to actions they may take should these circumstances arise, they intend to discharge their obligations owing to the Company, taking into account the effects of any actions taken on the Company's shareholders and other stakeholders, under Pennsylvania law and in light of then prevailing circumstances. In this regard, Section 1728 of the PBCL expressly provides that a transaction between interested parties is not void or voidable if one of three tests set forth in Section 1728 is satisfied. These tests are:
(i) disclosure of the material facts concerning the conflict to the Company Board and approval of the transaction by a majority of the disinterested Company directors, (ii) disclosure of the material facts concerning the conflict to the Company shareholders and approval in good faith by the requisite vote of the Company shareholders; or (iii) the transaction is fair to the Company. The Nominees, if elected, intend to comply with
Section 1728 in all  circumstances  in which it is applicable.  In addition
(i) under the Company's Articles of Incorporation, any merger agreement entered into by the Company would be subject to the affirmative vote of 66 2/3% of the votes cast by all of the shareholders of the Company entitled to vote and (ii) if a Proposed Merger is consummated involving all or part cash consideration, dissenters' rights would be provided in accordance with
Section 1930(a) of the PBCL. See Section 12 of the Offer to Purchase.

The Offeror hereby deletes subclause (2) of the first paragraph of Section 14 "Certain Conditions of the Offer" of the Offer to Purchase and inserts the following in its place:

          at any time after July 30, 1998 and prior to the expiration of the Offer, any of the following events shall occur:

The  Offeror  hereby  amends the  continuation  of the first  paragraph  of
Section 14, "Certain Conditions of the Offer," immediately following paragraph (i) of Section 14 of the Offer to Purchase to read as follows:

     which, in the sole judgment of Parent or Offeror in any case, and regardless of the circumstances (including any action or inaction by Parent or Offeror or any of their affiliates), giving rise to any condition, makes it inadvisable to proceed with the Offer and/or acceptance for payment or payment. If the Offeror makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer without relying on the exercise of its reasonable judgment or some other objective criteria, the Offeror will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 of the Exchange Act.



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                               SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 27, 1998
                                       PMA ACQUISITION CORPORATION


                                       By:/s/ Peter M. Kreindler
                                          ----------------------
                                       Name:  Peter M. Kreindler
                                          Title:   Vice President, Secretary
                                                    and Director

                                       ALLIEDSIGNAL INC.

                                       By:/s/ Peter M. Kreindler
                                          ----------------------
                                       Name:  Peter M. Kreindler
                                          Title:  Senior Vice President,
                                                  General Counsel
                                                  and Secretary